[redacted]

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 27 2006
WASH, D.C. 192

SECURI 06003550 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/15/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEQUENCE INVESTMENT PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 EAST BAY STREET SUITE 300
(No. and Street)

CHARLESTON (City) SC (State) 29401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN HIGH 843-853-8222 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAMBLE GIVENS & MOODY LLC
(Name – *if individual, state last, first, middle name*)

200 MEETING ST. #401 (Address) CHARLESTON (City) SC (State) 29401 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN J. HIGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUENCE INVESTMENT PARTNERS, LLC, as of FEBRUARY 24, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public (State of SC Notary) My Commission exp: 082409)

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sequence Investment Partners, LLC

(A Development Stage Company)

Audited Financial Statements

For the Period From
April 15, 2005 (Date of Inception)
to December 31, 2005

Sequence Investment Partners, LLC
(A Development Stage Company)

Table of Contents

Gamble Givens & Moody LLC

133 East First North Street, Suite 9
Summerville, SC 29483
Tel: 843.937.9710
Fax: 843.875.4919

200 Meeting Street, Suite 401
Charleston, SC 29401
Tel: 843.937.9710
Fax: 843.723.9573

2 Beachwalker Drive, Suite 7A
Kiawah Island, SC 29455
Tel: 843.768.0209
Fax: 843.768.0701

www.ggmcpa.com
CPActive@ggmcpa.com

Independent Auditor's Report

To The Members
Sequence Investment Partners, LLC
Charleston, SC

We have audited the accompanying balance sheet of Sequence Investment Partners, LLC (a South Carolina Limited Liability and development stage company) as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the period from inception (April 15, 2005) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Sequence Investment Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the initial period then ended, in conformity with accounting principles generally accepted in the United States of America.

Gamble Givens & Moody LLC

January 31, 2006
Summerville, South Carolina

THIS PAGE LEFT INTENTIONALLY BLANK

	December 31, 2005
Current Liabilities	
Accounts payable	$ 25,981
Other liabilities	106
Total current liabilities	26,087
Members' Equity	
Members' equity	245,057
Total Liabilities and Members' Equity	$ 271,144

Sequence Investment Partners, LLC
(A Development Stage Company)

Statement of Changes in Members' Equity

	For the Period Ended December 31, 2005
Members' Equity, at Beginning of Year	$ -
Contributions from Members	250,000
Net Income (Loss)	(4,943)
Members' Equity, at End of Year	$ 245,057

See accompanying notes and accountant's report.

	For the Period Ended December 31, 2005
Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities	
Net Income (Loss)	$ (4,943)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
Change in current operating assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	(1,056)
Prepaid expenses	(42,400)
(Decrease) increase in:	
Accounts payable	25,981
Other liabilities	106
Total adjustments	(17,369)
Net Cash Provided (Used) by Operating Activities	$ (22,312)

Notes to Financial Statements

2. Concentration of Credit Risk

The Company maintains cash balances at several banks. At December 31, 2005, the Company's carrying amount of deposits was $216,000 and the bank balance was $236,000. Of the bank balances, $36,000 was covered by the Federal Deposit Insurance Corporation and the remainder was covered by a financial institution.

3. Related Party Transactions

The Company leases its operating premises from its parent company. The facility is wholly-owned by a member of the parent LLC. Total rental expense for the facilities was $3,000 for the year ended December 31, 2005. The lease term is sixty months through August 14, 2010, and provides for monthly rent expense of: $3,000 to August 30, 2006, $3,500 to August 30, 2007, and $4,000 thereafter. Included in the rent expense are regime fees and capitalizable and expendable equipment.

The Company entered into a management services agreement with its parent on December 1, 2005. Under the terms of the agreement, the Company pays $1,000 per month for administrative services provided by its parent company including telephone, internet access, copier, janitorial and office supplies. The agreement may be cancelled by either party upon 30 days notice.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2005, the Company had net capital of $160,000, which was $155,000 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of 16.3% as of December 31, 2005.

5. Operating Leases

The Company leases its facilities under an operating lease expiring in August 14, 2010.

Lease expense for the year ended December 31, 2005, was $3,000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2005, are:

Year Ended December 31,	Amount
2006	$ 36,000
2007	42,000
2008	48,000
2009	48,000
2010	34,000
Total future minimum rental payments	$ 208,000

Gamble
Givens &
Moody LLC

Sequence Investment Partners, LLC
(A Development Stage Company)

Audited Financial Statements

For the Period From
April 15, 2005 (Date of Inception)
to December 31, 2005

GGM
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